UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

LL&E Royalty Trust
(Name of Issuer)
Units of Beneficial Interest
(Title of Class of Securities)
502003106
(CUSIP Number)
Andrew J. Rosell
Kleinheinz Capital Partners, Inc.
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102
(817) 348-8100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

April 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	502003106

1	NAMES OF REPORTING PERSONS Kleinheinz Capital Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		265,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		265,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	265,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, CO

CUSIP No.	502003106

1	NAMES OF REPORTING PERSONS Kleinheinz Capital Partners LDC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		265,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		265,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	265,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	502003106

1	NAMES OF REPORTING PERSONS John Kleinheinz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		265,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		265,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	265,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	502003106
AMENDMENT NO. 2 TO SCHEDULE 13D
This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed on behalf of Kleinheinz Capital Partners, Inc., a Texas corporation (“Kleinheinz”), Kleinheinz Capital Partners LDC, a Cayman Islands limited duration company (“LDC”) and Mr. John B. Kleinheinz (“Mr. Kleinheinz”, and collectively with Kleinheinz and LDC, the “Reporting Persons”). This Amendment relates to units of beneficial interest (the “Units”) of LL&E Royalty Trust, a Texas trust (the “Issuer”), purchased by Kleinheinz for the account of private investment funds (the “Funds”) for which Kleinheinz acts as investment adviser and LDC acts as the general partner.
This Amendment modifies the original Schedule 13D filed on October 17, 2008, as first amended on October 7, 2009 (the “Original 13D”), as set forth below:

Item 3.	Source and Amount of Funds
Item 3 of the Original 13D is hereby amended and restated as follows:
The net investment costs (including commissions, if any) of the Units purchased by the Reporting Persons is approximately $1,459,277. Currently, all Units are held by the Funds. The source of these funds was the working capital of the Funds.

Item 4.	Purpose of the Transaction
Item 4 of the Original 13D is hereby amended as follows:
The Reporting Persons acquired Units of the Issuer for investment purposes. The Reporting Persons intend to evaluate on an ongoing basis the investment in the Issuer and their options with respect to such investment. Although its not their current intent, in connection with that evaluation, the Reporting Persons, in their individual capacities, reserve the right to meet with members of senior management or communicate publicly or privately with other investors or third parties to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to investors generally, and make recommendations, including but not limited to, changes in the strategic direction of the Issuer as a means of enhancing value to the investors, a change in the senior management and changes in the Issuer’s capital structure. The Reporting Persons reserve the right to make further dispositions of any or all of the Units they hold, in the ordinary course of business, to the extent deemed advisable in light of market conditions or other factors. The Reporting Persons may also decide to make, or cause to be made, further acquisitions of Units, in the ordinary course of business, to the extent deemed advisable in light of market conditions or other factors. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

CUSIP No.	502003106

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original 13D is hereby amended and restated as follows:
According to information provided by the Issuer in a Form 10-K filed with the Securities and Exchange Commission on August 27, 2009, as of August 25, 2009, there were 18,991,304 Units outstanding.
(a) Kleinheinz, LDC and Mr. Kleinheinz may be deemed to beneficially own the 265,000 Units owned by the Funds, representing approximately 1.40% of the Issuer’s outstanding Units.
(b) Each of the Reporting Persons may be deemed to have sole voting and dispositive power over the Units reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a). Each of the Reporting Persons may be deemed to have sole voting and dispositive power with respect to the Units each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Persons within the same chain of ownership report sole voting and dispositive power with respect to such Units.
(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.
(d) Not Applicable.
(e) On April 21, 2010, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Units.

CUSIP No.	502003106
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: April 21, 2010

KLEINHEINZ CAPITAL PARTNERS, INC.
By:	/s/ John B. Kleinheinz
	Name:	John B. Kleinheinz
	Title:	President

KLEINHEINZ CAPITAL PARTNERS LDC
By:	/s/ John B. Kleinheinz
	Name:	John B. Kleinheinz
	Title:	Managing Director

/s/ John B. Kleinheinz
John B. Kleinheinz

CUSIP No.	502003106

ANNEX A

				Price Per Unit
Transaction Date	Account	Buy/(Sell)	Number of Units	(US $)
4/19/2010	Funds	SELL	191,000	$0.8607
4/20/2010	Funds	SELL	31,000	$0.8524
4/21/2010	Funds	SELL	756,895	$0.9576
All transactions were effectuated in the open market through a broker.